FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               27 October, 2004


                               File no. 0-17630


                              CRH - Investor Day



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Investor Day



                          N E W S       R E L E A S E


                                                       Wednesday 27 October 2004



                             CRH plc  INVESTOR DAY



CRH plc, the International Building Materials Group, announces that it is today holding a meeting for analysts and investors focusing on CRH strategy and development.


No new trading information will be provided at the meeting.


Copies of the presentations made during the course of the visit will be available on the Company's website www.crh.com from 3:00pm on Wednesday 27 October 2004



_________________________________________________________________

Contact : +353 (0) 1 404 1000


Myles Lee, Finance Director

Maeve Carton, Group Controller




CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  27 October, 2004



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director